September 16, 2024

Mr. Clayton K.Y. Chun
Executive Vice President, Chief Financial Officer and Treasurer
Alexander & Baldwin, Inc.
822 Bishop Street
P. O. Box 3440
Honolulu, Hawaii 96801

       Re: Alexander & Baldwin, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 29, 2024
           Form 8-K Filed July 25, 2024
           File No. 001-35492
Dear Mr. Clayton K.Y. Chun:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction